# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TARGET GLOBAL ACQUISITION I CORP., CIK 0001847355
CUSIP: G8675N109
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: PO Box 10176, Governor's Square, 23 Lime Tree Bay Avenue, Grand Cayman, Cayman Islands (E9), KY1-1002
Date of event which requires filing of this statement: 04/17/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001848517

## Reporting persons
- Target Global Sponsor Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,521,724; sole dispositive power 0; shared dispositive power 1,521,724; aggregate amount beneficially owned 1,521,724 (16.35% of the class)
- Shmuel Chafets: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 100,000; shared voting power 1,521,724; sole dispositive power 100,000; shared dispositive power 1,521,724; aggregate amount beneficially owned 1,621,724 (17.43% of the class)
- Yaron Valler: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,521,724; sole dispositive power 0; shared dispositive power 1,521,724; aggregate amount beneficially owned 1,521,724 (16.35% of the class)
- Mikhail Lobanov: type of reporting person: individual (IN); citizenship or place of organization: Romania (S5); sole voting power 0; shared voting power 1,521,724; sole dispositive power 0; shared dispositive power 1,521,724; aggregate amount beneficially owned 1,521,724 (16.35% of the class)
- Kirill Yurkevich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 1,521,724; sole dispositive power 0; shared dispositive power 1,521,724; aggregate amount beneficially owned 1,521,724 (16.35% of the class)
  Comment: (1) The Reporting Person is the sponsor of the Issuer or an indirect shareholder thereof. The Class B Ordinary Shares of the Issuer are automatically convertible into Issuer's Class A Ordinary Shares as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-253732). The percentage shown under Item 11 reflects the Reporting Person's beneficial ownership of both Class A and Class B Ordinary Shares of the Issuer. For further information, please see Item 4 below.
  
  (2) On June 11, 2023, the Issuer issued 100,000 Class A Ordinary Shares, par value $0.0001 per share to Mr. Shmuel Chafets, upon the conversion of an equal number of the Issuer's Class B Ordinary Shares held by Mr. Chafets previously. As a result, Mr. Chafets directly owns 100,000 Class A Ordinary Shares of the Issuer as of the date of this report. The percentage shown under Item 11 reflects Mr. Chafet's sole and shared beneficial ownership of both Class A and Class B Ordinary Shares of the Issuer.

## Item 1. Issuer
Name of issuer: TARGET GLOBAL ACQUISITION I CORP.
Address of issuer's principal executive offices: PO Box 10176, Governor's Square 23 Lime Tree Bay Avenue, Grand Cayman KY1-1002, Cayman Islands

## Item 2. Person Filing
Name of person filing:
Target Global Sponsor Ltd. (the "Reporting Person")
Shmuel Chafets
Yaron Valler
Mikhail Lobanov
Kirill Yurkevich
Address of principal business office or, if none, residence: For each of Target Global Sponsor Ltd., Mikhail Lobanov, Kirill Yurkevich, Shmuel Chafets and Yaron Valler - PO Box 10176, 23 Lime Tree Bay Avenue, Grand Cayman KY1-1002, Cayman Islands
Citizenship:
Target Global Sponsor Ltd. - Cayman Islands
Shmuel Chafets - United States, Israel
Yaron Valler - Israel
Mikhail Lobanov - Romania, Kyrgyzstan
Kirill Yurkevich - Israel, Russian Federation

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date hereof, the Reporting Person may be deemed to beneficially own:

(i) 1,514,224 of the Issuer's Class A Ordinary Shares, representing 16.27% of the total Class A and Class B Ordinary Shares issued and outstanding and
Percent of class:
(ii) 7,500 of the Issuer's Class B Ordinary Shares, representing 0.081% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer's Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-253732).

The shares reported above are held in the name of Target Global Sponsor Ltd. (the "sponsor"), a Cayman Islands exempt company with its registered address at PO Box 10176, Governor's Square, 23 Lime Tree Bay Avenue, KY1-1002, Cayman Islands. As of May 15, 2025, the sponsor was controlled by Shmuel Chafets, Yaron Valler, Mikhail Lobanov, and Kirill Yurkevich who at that time had voting and investment discretion in respect of the shares held of record by the sponsor and therefore may have been deemed to have shared beneficial ownership of the shares held by the sponsor. Each of Shmuel Chafets, Yaron Valler, Mikhail Lobanov, and Kirill Yurkevich disclaims beneficial ownership of the shares held by the sponsor except to the extent of his pecuniary interest therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Target Global Sponsor Ltd.: /s/ Heiko Dimmerling, Heiko Dimmerling/Authorized Signatory (05/15/2025)
- Shmuel Chafets: /s/ Shmuel Chafets, Shmuel Chafets (05/15/2025)
- Yaron Valler: /s/ Yaron Valler, Yaron Valler (05/15/2025)
- Mikhail Lobanov: /s/ Mikail Lobanov, Mikhail Lobanov (05/15/2025)
- Kirill Yurkevich: /s/ Kirill Yurkevich, Kirill Yurkevich (05/15/2025)
Comment: Exhibit Description

Exhibit A Joint Filing Agreement dated May 15, 2025, by and among Target Global Sponsor Ltd., Shmuel Chafets, Yaron Valler, Mikhail Lobanov, and Kirill Yurkevich